NEWSEARCH, INC.
2005 10th Street, Suite A
Boulder, Colorado 80302
303-444-4959

April 6, 2007

United States Securities and Exchange Commission
Office of Emerging Growth Companies - Division of Corporation Finance
Attn: Ms. Tia L. Jenkins - Senior Assistant Chief Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Comment Letter dated March 29, 2007 regarding Form 10-KSB/A1 for year ended December 31, 2005 File No. 0-30303

Dear Ms. Jenkins:

     The Company in its future 10-KSB’s filings will revise the second paragraph of Item 8A, Controls and Procedures to comply with the requirements of Item 308(c) of Regulation S-B.

     As requested in the Staff’s comment letters, we hereby inform you that we acknowledge and agree that:

•	Newsearch is responsible for the adequacy and accuracy of the disclosures in the filings;

•	The Commission’s comments or changes to disclosures in response to Newsearch’s comments do not foreclose the Commission from taking any action on the filings; and

•	Newsearch may not assert the Commission’s comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

     If you would like to discuss this response to the Staff’s comments or if you would like to discuss any other matters, please contact us.

Sincerely,

NEWSEARCH, INC.

/s/ Kenneth S. Adessky Kenneth S. Adessky CFO and Secretary